NEC Corporation 7-1, Shiba 5-chome, Minato-ku, Tokyo 108-8001, Japan Tel. +81-3-3454-1111

NEC CORPORATION HAS REQUESTED CONFIDENTIAL TREATMENT OF THE REDACTED PORTIONS OF THIS LETTER, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[* * *]” IN THE VERSION OF THIS LETTER FILED VIA EDGAR, UNDER REGULATION 200.83 OF THE RULES OF PRACTICE OF THE COMMISSION, 17 C.F.R. § 200.83, AND THE COMPANY DELIVERED A COMPLETE UNREDACTED COPY OF THE LETTER TO THE DIVISION OF CORPORATION FINANCE.

June 9, 2020

VIA EDGAR

Re:	NEC Corporation

Amendment No. 1 to Registration Statement on Form 20-F

Filed June 9, 2020

CIK No. 0000072127

Michael C. Foland, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Foland:

NEC Corporation (“we”, “NEC” or the “Company”) hereby transmits via EDGAR for filing with the Securities and Exchange Commission (the “SEC”) Amendment No. 1 to the Registration Statement on Form 20-F (the “Amendment”), relating to the registration of NEC’s common stock under Section 12 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company previously filed a Registration Statement on Form 20-F (File No. 000-12713) (the “Initial Registration Statement”) on March 17, 2020 and subsequently filed a request for withdrawal of the Initial Registration Statement on May 12, 2020 to prevent the Initial Registration Statement from becoming effective prior to the completion of the review by the staff of the Division of Corporation Finance (the “Staff”). The Company then filed a revised Registration Statement on Form 20-F (File No. 000-12713) (the “Revised Registration Statement”) on May 14, 2020 in order to address comments to the Initial Registration Statement that were provided to us by the Staff. The Amendment contains revisions in order to address comments to the Revised Registration Statement that were previously provided to us by the Staff. Marked redline copies, which show changes from the Revised Registration Statement, are being furnished supplementally via FedEx for the convenience of the Staff.

In addition, we are providing the following responses to your comment letter, dated May 28, 2020, regarding the Revised Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in bold, italicized text below.

Securities and Exchange Commission	2	June 9, 2020
CONFIDENTIAL TREATMENT REQUESTED BY NEC CORPORATION

Form 20-F filed May 14, 2020

Explanatory Note, page 1

1.	We note your response to prior comment 14. Revise your disclosure to highlight your intentions with respect to remaining a reporting company following effectiveness of the registration statement.

Response:

We respectfully acknowledge the Staff’s comment and have revised the disclosure in the Amendment to state our intention to terminate, on a voluntary basis, the registration of our common stock under the Exchange Act and the corresponding duty to file or furnish reports required by Section 13(a) of the Exchange Act promptly following the first anniversary of the effectiveness of the registration statement. Please see “Explanatory Note.”

For the Staff’s reference, the new paragraph that has been added to “Explanatory Note” is reproduced below:

Following the effectiveness of this registration statement, we will become subject to the reporting obligations of Section 13(a) of the Exchange Act and intend to file an annual report on Form 20-F for the fiscal year ended March 31, 2020. However, we do not intend to remain a reporting company indefinitely. If all conditions are met, we intend to terminate, on a voluntary basis, the registration of our common stock under the Exchange Act and the corresponding duty to file or furnish reports required by Section 13(a) of the Exchange Act promptly following the first anniversary of the effectiveness of this registration statement.

Securities and Exchange Commission	3	June 9, 2020
CONFIDENTIAL TREATMENT REQUESTED BY NEC CORPORATION

Item 5. Operating and Financial Review and Prospects, page 39

2.

We note your response to comment 7. Please include the second paragraph of your response as part of your disclosure about your reasonable anticipated effects of COVID-19 on your results of operations and financial condition.

Response:

We respectfully acknowledge the Staff’s comment and have revised the disclosure to include the second paragraph of our previous response. Please see “Item 5. Operating and Financial Review and Prospects—Introduction—Recent Developments—Coronavirus.”

For the Staff’s reference, “Item 5. Operating and Financial Review and Prospects—Introduction—Recent Developments—Coronavirus” is reproduced below, with the new paragraph in bold text:

Recent Developments

Coronavirus

The recent outbreak of coronavirus has required us to modify our ordinary operations, primarily through the transition of a significant subset of our employee population to a remote work environment. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Operating Environment—The recent outbreak of the novel coronavirus could have a significant negative impact on our business, results of operations and financial condition” and “Item 4.B. Information on the Company—Business Overview—Overview—Medium-Term Management Plan—Impact of the Coronavirus pandemic.”

Although this transition to a remote work environment for a significant subset of our employees was sudden and unexpected, we had previously introduced a policy of allowing employees to work from home in 2018 and have been able to take advantage of such existing infrastructure and remote working initiatives to implement the pandemic-related transition. Because we cannot presently predict the overall duration of the coronavirus pandemic, our employees may continue to work in a remote environment for an extended period of time. In order to further adapt to these remote working arrangements in response to the coronavirus, we have converted to various electronic means of internal authorizations and execution of agreements and work orders. Although these remote work arrangements present new challenges for monitoring the operations of our businesses, we expect that our financial reporting systems, internal controls over financial reporting and disclosure controls and policies will continue to function effectively, even in the event that remote work arrangements continue for an extended period of time.

As for the effect of the coronavirus pandemic on our financial results for the fiscal year ended March 31, 2020, we believe that our revenue and operating income for the fourth quarter of such fiscal year will exceed the expectations that we had at the beginning of such fiscal year, as the adverse effects of the coronavirus pandemic on the Japanese economy and financial markets prior to such fiscal year end were still relatively benign.

Securities and Exchange Commission	4	June 9, 2020
CONFIDENTIAL TREATMENT REQUESTED BY NEC CORPORATION

Notes to Consolidated Financial Statements

Note 23. Provisions, page F-59

3.

We note from your response to prior comment 12 that the provision for commercial disputes and litigation “mainly” consists of a provision relating to a contract disagreement with a private third party. Please explain further to us the nature and timing of this dispute and when you intend to resolve this matter. Also, tell us the amount of outstanding provision related to this matter for each period. Lastly, clarify whether such provisions includes either of the matters discussed on page 83 and if so, tell us the amount allocated to each and why you have not included a discussion of these matters in Note 23.

Response:

We respectfully acknowledge the Staff’s comment. The “provision for commercial disputes and litigation” as of March 31, 2019 consists mainly of a provision relating to a contract disagreement with a private third party that we believe will be resolved through business negotiations and will not lead to litigation or other legal proceedings (the “Current Negotiation”). The Current Negotiation concerns our ongoing [* * *] (CTR 001) negotiations with respect to [* * *] (CTR 002).

We have a long history of business dealings with this counterparty [* * *] (CTR 003). We anticipate that such negotiations will be concluded before the end of the fiscal year ending March 31, 2021, although there is a possibility of further delay.

We do not expect the current negotiations to lead to litigation or other legal proceedings or to payments significantly exceeding the amount of the provisions based on the pace of ongoing provisions that we have been making or to material disruptions in our ability to [* * *] (CTR 004), as we have not experienced such occurrences in our extensive past experience with this counterparty in similar negotiations.

The balance of the “provision for commercial disputes and litigation” was ¥11,203 million and ¥23,454 million as of April 1, 2018 and March 31, 2019, respectively, as set forth on page F-59 of the Amendment. The Current Negotiation accounted for [* * *] (CTR 005) of such provision as of April 1, 2018 and March 31, 2019, respectively.

As is standard practice within our industry, we engage in these types of negotiations in the ordinary course of business [* * *] (CTR 006), and good faith disagreements over the appropriate pricing and scope often result in extended contract negotiations. As such, we do not believe that the additional information regarding the Current Negotiation described above is material or otherwise required to be disclosed in the Amendment.

We also note that, if details of the Current Negotiation were to be publicly disclosed, we believe [* * *] (CTR 007).

Finally, we respectfully inform the Staff that “provision for commercial disputes and litigation” and the “other” class of provisions do not include any amounts with respect to the matters described under “Item 8. Consolidated Statements and Other Financial Information—Legal Proceedings” as they do not meet the criteria for recognition or disclosure under IAS 37.

*    *    *    *    *

Securities and Exchange Commission	5	June 9, 2020
CONFIDENTIAL TREATMENT REQUESTED BY NEC CORPORATION

Should the Staff have any questions or comments with respect to the foregoing, please contact our legal counsel, Takahiro Saito of Simpson Thacher & Bartlett LLP, at tsaito@stblaw.com.

Sincerely,

/s/ Tetsuo Mukunoki

Tetsuo Mukunoki
General Manager, Legal Division
NEC Corporation

cc:	Securities and Exchange Commission
Larry Spirgel, Assistant Director
Frank Knapp, Staff Accountant
Kathleen Collins, Accounting Branch Chief

Simpson, Thacher & Bartlett LLP
Takahiro Saito, Partner